Exhibit 99.1

May 9, 2024

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON M4W 1E5

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 9, 2024 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Nicole S. Arnaboldi	956,867,793	98.85%	11,101,542	1.15%
Guy L.T. Bainbridge	950,912,017	98.24%	17,057,318	1.76%
Susan F. Dabarno	957,211,482	98.89%	10,757,853	1.11%
Julie E. Dickson	962,872,247	99.47%	5,097,088	0.53%
J. Michael Durland	964,510,026	99.64%	3,459,309	0.36%
Roy Gori	964,673,579	99.66%	3,295,756	0.34%
Donald P. Kanak	963,919,759	99.58%	4,048,254	0.42%
Vanessa Kanu	963,182,714	99.51%	4,785,299	0.49%
Donald R. Lindsay	949,330,595	98.07%	18,638,740	1.93%
C. James Prieur	955,489,422	98.71%	12,479,913	1.29%
May Tan	963,006,243	99.49%	4,961,770	0.51%
Leagh E. Turner	962,505,326	99.44%	5,462,687	0.56%
John Wong	964,256,896	99.62%	3,711,117	0.38%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting. Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
925,406,328	91.32%	87,986,641	8.68%

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation. The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
888,616,959	92.48%	72,295,977	7.52%

TSX TRUST COMPANY

(signed)

Pat Lee

Regional Head, Client Management